Exhibit 99



For Immediate Release                     Contact:
April 17, 1996                            Ken Zak, (313) 374-6386



                      MASCOTECH ANNOUNCES AGREEMENT TO SELL
                      MASCOTECH STAMPING TECHNOLOGIES, INC.
                            TO TOWER AUTOMOTIVE, INC.



      MascoTech, Inc. (NYSE:MSX) and Tower Automotive, Inc. (NASDAQ:TWER) have announced that they have signed a letter of intent regarding Tower Automotive's acquisition of MascoTech's subsidiary, MascoTech Stamping Technologies, Inc.
(MSTI). This agreement is subject to the execution of a definitive agreement, regulatory approval, and approval by the respective company Boards of Directors.

      MSTI's operations are headquartered in Rochester Hills, Michigan and consist of manufacturing facilities in Ohio, Indiana, and Michigan with approximately $190 million in annual sales and 280,000 square feet of production space. Consummation of this transaction will position MSTI with a strategic owner which should provide enhanced opportunities for MSTI's employees and customers in a consolidating industry, and will allow MascoTech to further focus on its core operating capabilities.

      MascoTech expects to receive initial consideration of approximately $80 million, including approximately $55 million in cash which will be applied to reduce the Company's indebtedness. The balance of the initial consideration will consist principally of Tower common stock and notes. MascoTech may also receive additional consideration, depending upon the future earnings performance of the business being sold.

      While MascoTech believes that the book value of its investment in MSTI is realizable in the longer term in the ordinary course of its business, the sale of MSTI, if consummated, would result in an initial non-cash after-tax charge of approximately $30 million. MascoTech anticipates that this will result in a net loss for the quarter in which it is recognized, currently expected to be the second quarter 1996. Future years may reflect gains upon the recognition of any contingent payments realized based upon the future earnings of the business being sold, which if entirely earned would substantially offset the $30 million loss.

      As disclosed in MascoTech's 1995 Annual Report, the Company also expects to report non-recurring income of approximately $10-15 million after-tax in the first quarter of 1996, principally from the cumulative effect of the adoption of a new accounting rule relating to the accounting for assets held for sale. This new rule applies to assets of businesses that MascoTech previously announced were being held for sale.

      Headquartered in Taylor, Michigan, MascoTech's transportation-related businesses include metalworked components primarily for vehicle powertrain and drivetrain applications, engineering and other technical support services and automotive aftermarket products.